UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2021

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Calle 94 N° 11-30 8° piso

Bogota, Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Press Release dated June 22, 2021 titled “GeoPark Board Issues Response to Letter from Former Chair”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief Financial Officer

Date: June 23, 2021

FOR IMMEDIATE DISTRIBUTION

GEOPARK BOARD ISSUES RESPONSE TO LETTER FROM FORMER CHAIR

Bogota, Colombia – June 22, 2021 - GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent Latin American oil and gas explorer, operator and consolidator with operations and growth platforms in Colombia, Ecuador, Chile, Brazil and Argentina, today issued the following response from its Board of Directors to the letter it received from its former Chair Gerald O’Shaughnessy on June 18, 2021:

June 22, 2021

Dear Gerry,

The Board has discussed your June 18 letter and finds it unacceptable that you have publicly disparaged the Company with assertions that we know, and you know, to be untrue – particularly after you served as Chair of GeoPark’s Board for nearly two decades.

As you bore witness to, this Board has engaged in significant, proactive refreshment efforts in recent years to increase independence and diversity – you yourself have approved the nomination of, and voted for, all of our Board members. With a majority of independent directors, our Board’s composition is now in line with corporate governance best practices and ensures we objectively pursue strategies that maximize shareholder value.

The decision to ask you to step down as Chair was initiated by our Independent Directors – without the involvement of non-independent directors or GeoPark management, and was unanimously approved by the entire Board, besides you. Given the Company’s long relationship with you, the Board does not believe it is necessary to express the reasons for this decision publicly.

In deciding not to nominate you at the upcoming annual meeting of shareholders and in accepting your resignation this latest time after your repeated threats to resign, the Board determined that the situation with you as Chair had become untenable and was simply not beneficial for the Company or its other shareholders. The Board has also been concerned that approximately 89% of your shares are pledged as collateral, and that you failed to address Board requests regarding these pledges. Given the above, the Board cannot accept your reinstatement. With respect to other potential candidates, we always welcome the opportunity to improve our Company by recommending the best people for our Board. However, we do not believe that a public letter attacking the Company and delivered long after the nomination deadline, is an appropriate process or forum for presenting candidates.

False and Misleading Claims

As members of the Board, in addition to the above, we are also compelled to correct a number of other false and misleading claims in your letter.

1.	Strategic Management and Performance: GeoPark, as you acknowledged several times, has a world-class management team that is successfully executing on our Board-led strategy, which is responsible for an unparalleled track record of over 18 years of steady annual production growth, despite external volatility. Our rigorous risk management process, which was recently bolstered by the creation of a Risk Committee of the Board, helps unlock consistent long-term value creation for shareholders, and GeoPark is one of the most active companies in our peer group in divesting and investing within our portfolio. Moreover, in fiscal year 2020, we completely restructured this portfolio, divesting our assets in Peru and Brazil and, acquiring and successfully integrating Amerisur Resources, all of which is reflected in our results. The strategy that we are implementing has delivered strong financial results to shareholders, resulting in a 344% total shareholder return over the past five years, well in excess of GeoPark's peers.

2.	Cost Structure: Cost management has always been a top priority for the Board. As you know, we benchmarked our general & administrative (G&A) expenses against other peer companies and we continue to work to right size our cost structure. We have made progress against our goals; in particular, we drove meaningful reduction in G&A expenses last year due to our nimble response to the global health crisis, successfully executing on a significant cost savings program and nearly doubling our cash on hand to $202 million by the end of 2020. You are also aware that we successfully initiated a debt reduction process earlier this year that resulted in a significantly improved financial profile with extended maturities and lower cost of debt. We have already reduced total debt by $105 million while maintaining a solid balance sheet and we will continue to execute on our deleveraging plan in the months ahead.

Our operating and F&D costs are among the lowest in our peer group and have clearly demonstrated our ability to take quick and decisive action in the face of market volatility to further GeoPark’s cost efficiencies at operating, G&A and capital investment levels.

3.	Executive Compensation: GeoPark’s Compensation Committee, which is comprised solely of independent directors, designed the Company’s executive compensation plan with guidance from a compensation consulting firm. The management team and the Board are committed to ensuring their total compensation is in line with best practices. Also, as you know, in the best interests of the Company, the entire management team and the Board members took a voluntary salary and bonus reduction in 2020 as part of their efforts to help GeoPark weather the pandemic. The Compensation Committee also hired an external firm earlier this year to conduct a peer analysis, which confirmed that GeoPark management team’s total compensation is in line with its peer group. The Committee has been forthcoming and transparent about this information. Maintaining best-in-class executive compensation is a priority for the Board and a welcome discussion topic with shareholders.

4.	Executive Residences, Expenses and Critique of Mr. Park: Your claims about Mr. Park’s residences and expense accounts are not true. Mr. Park lives in his own house in Colombia, and GeoPark pays expenditures following its internal Expat standards (lease and household expenses), which is a common practice for many companies of GeoPark’s profile. In fact, the Board benchmarked this practice (including the amounts paid) to ensure it is in line with other companies, and we have been advised that it is standard procedure. Furthermore, Mr. Park’s corporate expense account is monitored by GeoPark’s finance and compliance teams.

Regarding your assertions about Mr. Park and his leadership, we strongly disagree. Mr. Park is a proven CEO who has successfully led this Company for 19 years, including through the challenging year that was fiscal 2020, a year in which GeoPark ultimately exceeded its record oil & gas output from the prior year. Further, due to his leadership through the height of the pandemic, the Company suffered no operational interruptions and provided important aid and support to the Company’s neighboring communities. We remain confident that Mr. Park shares our commitment to acting in the best interests of all shareholders and it has been under his leadership that GeoPark has become one of the leading independent E&P companies in Latin America.

Improved Governance & Independence

Our Board’s continued evolution and increased diversity in recent years is an important and notable achievement, and one that we expect will help us build and deliver value to all shareholders. Following the upcoming Annual General Meeting, GeoPark expects to have a majority of independent directors (five out of eight) with a newly appointed independent Chair. We have added two new independent directors in the last year and have nominated a third independent director for election at the upcoming annual meeting of shareholders. Our Boardroom now contains more diversity of thought, encourages a free and open expression of ideas and opinions, and works constructively towards achieving consensus on all major decisions that impact the business. This continues to show our commitment for continuous improvement of our Company and governance, in the best interests of shareholders.

GeoPark today is well positioned to continue delivering consistent value and free cash flow while also being one of the safest, lowest cost operators in the region. We are flexible and disciplined, and we have a proven team and plan. We have been and remain committed to evaluating all value creation opportunities for our shareholders.

Sincerely,

The GeoPark Board of Directors

For further information, please contact:

INVESTORS:

Stacy Steimel	ssteimel@geo-park.com
Shareholder Value Director
T: +562 2242 9600

Miguel Bello	mbello@geo-park.com
Market Access Director
T: +562 2242 9600

Diego Gully	dgully@geo-park.com
Investor Relations Director
T: +5411 4312 9400

Innisfree M&A Incorporated
Scott Winter / Gabrielle Wolf
T: +1-212-750-5833

MEDIA:

Sard Verbinnen & Co.
Jared Levy / Kelsey Markovich	GeoPark-SVC@sardverb.com

NOTICE

A copy of GeoPark’s proxy statement and related materials as furnished to the SEC is available at no charge on the SEC website at www.sec.gov. In addition, copies of the proxy statement and other documents may be obtained free of charge by accessing the Company’s website at www.geo-park.com or at www.envisionreports.com/GPRK/2021/1B327AP21E/default.htm?voting=true.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including the composition of the Board of Directors, the Board’s evolution and diversification, GeoPark’s positioning to continue delivering consistent value and free cash flow and GeoPark’s focus on value creation for shareholders. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission (SEC).